UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 29, 2020

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2020 Results”, dated July 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 29, 2020	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Second Quarter and First Half 2020 Results

Group well-positioned as markets recover

29 July 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the second quarter and first half ended 27 June 2020:

	Reported			Trading[2]
	27 June	29 June	Reported	27 June	29 June	Underlying
	2020	2019	growth	2020	2019	growth
	$m	$m	%	$m	$m	%
Second Quarter Results[1]
Revenue	901	1,283	-29.8	901	1,283	-29.3

Half Year Results[1]
Revenue	2,035	2,485	-18.1	2,035	2,485	-18.7
Operating/trading (loss)/profit	(5)	419		172	532
Operating/trading (loss)/profit margin (%)	(0.2)	16.8		8.5	21.4
Cash generated from operations/trading cash flow	125	543		25	405
EPS/ EPSA (cents)	11.5	35.3		13.4	45.8

Highlights1,2

●	Trading in line with 1 July update as business was impacted by government-led restrictions to control COVID-19
●	Performance improved across Q2 as elective surgeries restarted, with underlying revenue declines of c. -47% in April, -27% in May, and -12% in June
o	By quarter-end, elective procedures had resumed across the US and in most European countries
o	China returned to growth for the second quarter
●	Operating and trading profit margin lower year-on-year, in line with previous announcements
o	COVID-impact reflected in lower gross margins including from increase in provisions and factory underutilisation, and negative leverage from fixed SG&A costs
o	Discretionary cost saving measures of approximately $150 million delivered in the first half, out of programme to deliver up to $200 million in 2020
●	Recently launched products performing strongly, including OR3O◊ Dual Mobility Hip System and EVOS◊ in Trauma
●	Investment in R&D maintained, with significant new product introductions including new robotics platform
●	Interim dividend of 14.4¢ in line with prior year
●	Strong balance sheet and good liquidity, with net debt (excluding lease liabilities) of $2.1 billion versus $3.4 billion of committed facilities
●	2020 guidance remains withdrawn due to continuing uncertainty regarding impact of COVID-19

Roland Diggelmann, Chief Executive Officer, said:

“I am proud of the way all at Smith+Nephew have managed the pressure of the COVID-19 crisis. We have continued to serve our customers throughout, and were ready as lockdown restrictions eased, delivering an improving performance across the second quarter.

“At the same time, we have taken measures to ensure the Group emerges from this crisis as strongly as possible. These include maintaining our R&D investment, launching new products, protecting jobs, and managing our cost base.

“There remain many uncertainties as countries continue to battle COVID-19, but with our unique portfolio, proven strategy, strong balance sheet and motivated workforce we are ready to take advantage as markets recover.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held at 8.30am BST / 3.30am EST on 29 July 2020, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/results.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 31 to 34 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 31 to 34 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2020 Results

Second Quarter 2020 Trading Update

Our second quarter revenue was $901 million (2019: $1,283 million). On a reported basis revenue declined -29.8%, including a 100bps benefit from acquisitions and
-150bps foreign exchange headwind. On an underlying basis revenue was down
-29.3%, in line with our announcement of 1 July 2020, as COVID-19 impacted our major markets.

Q2 2020 comprised 63 trading days, in line with Q2 2019.

Second Quarter Consolidated Revenue Analysis

	27 June	29 June	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	364	552	-34.1	-34.0	1.2	-1.3
Knee Implants	137	262	-47.8	-46.9	-	-0.9
Hip Implants	112	156	-28.1	-26.9	-	-1.2
Other Reconstruction(iii)	12	16	-23.9	-51.5	29.1	-1.5
Trauma	103	118	-12.8	-11.1	-	-1.7

Sports Medicine & ENT	247	379	-34.8	-33.3	-	-1.5
Sports Medicine Joint Repair	129	194	-33.6	-32.0	-	-1.6
Arthroscopic Enabling Technologies	96	146	-33.8	-32.1	-	-1.7
ENT (Ear, Nose and Throat)	22	39	-44.9	-44.0	-	-0.9

Advanced Wound Management	290	352	-17.6	-17.6	1.8	-1.8
Advanced Wound Care	144	174	-17.2	-14.6	-	-2.6
Advanced Wound Bioactives	101	117	-13.9	-18.7	5.1	-0.3
Advanced Wound Devices	45	61	-25.8	-23.7	0.2	-2.3

Total	901	1,283	-29.8	-29.3	1.0	-1.5

Consolidated revenue by geography
US	440	635	-30.7	-31.8	1.1	-
Other Established Markets(iv)	274	402	-31.7	-30.8	0.6	-1.5
Total Established Markets	714	1,037	-31.1	-31.4	0.9	-0.6
Emerging Markets	187	246	-24.1	-20.2	1.3	-5.2
Total	901	1,283	-29.8	-29.3	1.0	-1.5

(i)

Included within the Q2 2019 analysis is a reclassification of $3 million of revenue formerly included in the Advanced Wound Care franchise which is now included in the Advanced Wound Bioactives franchise in order to present consistent analysis to the Q2 2020 results. There has been no change in total revenue for the quarter ended 29 June 2019

(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Overview of the second quarter

Performance improved across the quarter, with underlying revenue declines of approximately -47% in April, -27% in May, and -12% in June. Performance correlated strongly with the easing of lockdown restrictions as we stepped back up to serve customers as elective surgeries resumed across our markets.

Geographically, by the quarter-end elective procedures had resumed across the US and in most European countries. Overall our Established Markets declined -31.4%
(-31.1% reported) in the second quarter, with the US down -31.8% (-30.7% reported) and Other Established Markets down -30.8% (-31.7% reported).

China, the first market impacted by COVID-19, returned to growth for the quarter. Overall, Emerging Markets revenue was down -20.2% (-24.1% reported).

By franchise, the impact of the COVID-19 pandemic was most pronounced on our Orthopaedic Reconstruction, Sports Medicine and ENT businesses, driven by lower levels of elective surgery. Our Advanced Wound Management and Trauma businesses were more resilient.

Orthopaedics

Revenue declined -34.0% (-34.1% reported) in our Orthopaedics franchise in the second quarter. Within this, Knee Implants was down -46.9% (-47.8% reported) and Hip Implants down -26.9% (-28.1% reported). We saw a good performance from our recently launched OR3O Dual Mobility Hip System, and are now starting to make this system available outside of the US. Other Reconstruction revenue was down -51.5% (-23.9% reported) as non-COVID-related capital investment was placed on hold in many healthcare facilities. The reported decline included the benefit of acquisitions. Trauma, which is less exposed to elective surgery, experienced an
-11.1% decline in revenue (-12.8% reported), with the EVOS System generating double–digit growth.

Sports Medicine & ENT

Revenue from our Sports Medicine & ENT franchise was down -33.3% (-34.8% reported) in the quarter as procedures were deferred, with Sports Medicine Joint Repair -32.0% (-33.6% reported), Arthroscopic Enabling Technologies
-32.1% (-33.8% reported) and ENT -44.0% (-44.9% reported). During the quarter we signed an agreement with Fiagon, a technology leader in electromagnetic surgical navigation solutions, to distribute its ENT portfolio in the Asia Pacific region.

Advanced Wound Management

Revenue from our Advanced Wound Management franchise declined -17.6%
(-17.6% reported) driven in part by the deferral of elective surgery, but also by the temporary closures of wound clinics and falling numbers in long term care facilities as they closed to new residents during the crisis. Advanced Wound Care declined by
-14.6% (-17.2% reported), Advanced Wound Bioactives by -18.7% (-13.9% reported) and Advanced Wound Devices by -23.7% (-25.8% reported).

First Half 2020 Consolidated Analysis

Smith+Nephew results for the first half ended 27 June 2020:

	Half year	Half year	Reported
	2020	2019	growth
	$m	$m	%
Revenue	2,035	2,485	-18.1
Operating (loss)/profit	(5)	419	-101
Acquisition and disposal related items	5	8
Restructuring and rationalisation costs	56	48
Amortisation and impairment of acquisition intangibles	83	61
Legal and other	33	(4)
Trading profit(i)	172	532	-68
	¢	¢
Earnings per share ('EPS')	11.5	35.3	-67
Acquisition and disposal related items	0.5	0.7
Restructuring and rationalisation costs	5.0	4.5
Amortisation and impairment of acquisition intangibles	7.3	5.4
Legal and other	3.1	(0.1)
UK tax litigation	(14.0)	-
Adjusted Earnings per share ('EPSA')(i)	13.4	45.8	-71

(i)See Other Information on pages 31 to 34

First Half 2020 Analysis

Our first half revenue was $2,035 million (H1 2019: $2,485 million), down 18.1% on a reported growth basis including a foreign exchange headwind of 140bps and 200bps benefit from acquisitions. Revenue was down 18.7% on an underlying basis.

The Group reported an operating loss of -$5 million (H1 2019: operating profit of $419 million) after restructuring and rationalisation costs, as well as acquisition and disposal related items, amortisation of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 31 to 34).

Trading profit was $172 million in the first half (H1 2019: $532 million). The trading profit margin, at 8.5% (H1 2019: 21.4%), was down significantly year-on year as previously guided.

The trading profit margin reflected a number of COVID-related factors, including negative leverage effect from the fixed components of our cost base and the impact of reduced production volumes, as well as additional charges of approximately $50 million to provisions for inventory excess and obsolescence and trade receivables (see Note 1 to the Interim Financial Statements).

These factors were partially offset by approximately $150 million of discretionary cost saving measures achieved in the first half, from our programme to realise up to $200 million of savings in 2020 to offset the impact of COVID-19.

The Accelerating Performance and Execution (APEX) programme and the Operations and Commercial Excellence programme incurred restructuring costs of $56 million in the first half, with incremental benefits recognised of around $20 million compared to H1 2019.

Each of the three global franchises contributed to the 2020 trading profit (see Note 2 to the Interim Financial Statements).

Cash generated from operations was $125 million (H1 2019: $543 million) and trading cash flow was $25 million (H1 2019: $405 million) (see Other Information on pages 31 to 34 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 14% (H1 2019: 76%). We continued to invest in capital expenditure as we improve our manufacturing site base. The working capital outflow of $153 million includes higher inventory, partially offset by lower growth in receivables due to the decline in revenue in the period.

The net interest charge within reported results was $21 million (H1 2019: $25 million) including $3 million from the application of IFRS 16 Leases (H1 2019: $2 million).

Our reported tax for the period ended 27 June 2020 was a credit of $134 million (H1 2019 reported tax charge: $74 million) predominantly due to the successful outcome of a legal tax case in the UK. The tax rate on trading results for the period ended 27 June 2020 was 17.0% (H1 2019: 19.7%) (see Note 3 to the Interim Financial Statements and Other Information on pages 31 to 34 for further details on taxation).

Basic earnings per share (‘EPS’) was 11.5¢ (23.0¢ per ADS) (H1 2019: 35.3¢ per share). Adjusted earnings per share (‘EPSA’) was 13.4¢ (26.8¢ per ADS) (H1 2019: 45.8¢ per share).

Smith+Nephew has a strong balance sheet with access to significant liquidity and continues to adopt the going concern basis in preparing these Interim Financial Statements (see Note 1 and Note 6 to the Interim Financial Statements for further detail). At the end of the first half, the Group had net debt of $2.1 billion (excluding lease liabilities), compared to committed facilities of $3.4 billion, including $550 million of Senior Notes drawn down in June 2020. The Group has no debt maturing in 2020. The $490 million increase in net debt since the year-end reflects acquisitions, dividend payments, decline in trading performance and working capital movements.

Responding to COVID-19

Smith+Nephew has been responding to COVID-19 since January 2020, first in China, and then across all of our markets globally. Throughout this period we have prioritised the health and safety of employees and protecting jobs, supporting our customers and communities, and ensuring the business is in the best position to respond as elective surgeries return.

Supporting our employees and communities

As restrictions have been eased we have been reopening our offices globally, enabling those employees who need to work from the office to do so. However, we continue to encourage employees to work remotely where they can, and are keeping office occupancy levels low, typically less than 30%.

At all our sites precautionary safety measures are in place and follow requirements of local city, state and country governments and health authorities. This includes social distancing measures, temperature checks, availability of hand sanitisers and other PPE equipment. We also continue to limit business travel and in-person meetings.

We recognise that our duty of care also extends to the broader welfare of employees. Measures taken include enhancing our Employee Assistance Program to make it easier for employees to access resources to support their emotional, mental, physical and financial wellbeing, as well as reviewing all objectives to ensure expectations are achievable and aligned with the business deliverables in the second half.

We have also continued to use our resources to support the fight against COVID-19. Since April our facilities in Memphis and Costa Rica have assembled more than one million faceshields, and in Hull we are supporting the trial of a technology used to minimise close contact between employees working in manufacturing and laboratory environments.

Delivering new innovation

We remain committed to delivering meaningful innovation to our customers with a number of important launches since the start of the second quarter.

In Orthopaedics this was led by a new handheld robotics platform, the CORI◊ Surgical System, available for both unicompartmental knee arthroplasty and total knee arthroplasty. CORI is the vanguard of our Real Intelligence digital ecosystem which, following applicable regulatory clearance and approval pathways, will include patient engagement, pre-operative planning, digital and robotic surgery, post-operative assessment and outcomes measurement solutions. We also launched the JOURNEY◊ II Unicompartmental Knee (UK) System, building on the heritage of our partial knees now paired with proprietary OXINIUM◊ Technology.

In Sports Medicine we introduced the INTELLIO◊ Connected Tower Solution, which wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field, an ideal solution for both hospitals and Ambulatory Surgery Centers (ASCs) where space is at a premium. We also completed requirements to CE Mark our REGENETEN◊ Bioinductive Implant and completed the first cases in Europe.

And in ENT we announced the market introduction and first commercial procedure of the Tula◊ System, an in-office solution for placement of tympanostomy tubes (commonly known as ear tubes), following our acquisition of Tusker Medical, Inc. in January 2020.

We also continued to invest in evidence to support the use of our products, including a new publication further validating the performance of our proprietary OXINIUM on XLPE (highly cross-linked polyethylene) for total hip arthroplasty, and another demonstrating the cost effectiveness of PICO◊ Single Use Negative Pressure Wound Therapy System (sNPWT) when compared with traditional NPWT.

We have also continued to develop new service offerings, including for the ASC segment, which we view as a strategic cross-franchise opportunity. We are seeing an increase in the proportion of joint replacement procedures taking place in ASCs and believe that part of the US healthcare system’s response to COVID has been to accelerate the shift. Smith+Nephew is well positioned to benefit from this trend through our Positive Connections service offering, and with our enabling technology including the launch of CORI.

Cost control measures

Smith+Nephew is on track to deliver discretionary cost savings of up to $200 million in 2020 in response to COVID-19, with approximately $150 million realised by the end of the first half. These savings are coming from areas such as travel, events, advertising, promotion, consultancy, freezing all but crucial new hires, temporarily reducing production at some manufacturing facilities to manage stock levels and slowing some planned capital expenditure. We are protecting the majority of R&D investment and remain committed to developing and launching meaningful innovation this year and beyond.

We continue to monitor market developments, have identified additional potential savings in 2020 if they become required, and retain the option to reinvest the savings back into the business in the second half to accelerate recovery. We have also assessed and continue to monitor the impact of COVID-19 on the Group’s principal risks (see Note 1 to the Interim Financial Statements for further detail).

Interim Dividend

The interim dividend is 14.4¢ per share (28.8¢ per ADS), in line with 2019. This equates to 11.2p per share at prevailing exchange rates as of 27 July 2020. The interim dividend will be paid on 28 October 2020 to shareholders on the register at the close of business on 2 October 2020.

The Board remains committed to Smith+Nephew’s progressive dividend policy, whereby the dividend increases over time broadly in line with underlying earnings, and we look forward to returning to growing the dividend when performance allows.

Outlook

Whilst we are encouraged by the improved performance dynamic across the second quarter, there continues to be significant uncertainty and geographical variation as COVID-19 continues to impact our major markets. As a result, we will not provide updated 2020 guidance at this time.

Looking to the medium-term, we have a proven strategy, strong management team and robust balance sheet. We remain committed to our ambition to consistently outgrow our markets at the same time as delivering ongoing improvements to our trading profit margin.

Forward calendar

The Q3 Trading Report will be released on 29 October 2020.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,500+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	27 June	29 June	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	861	1,098	-21.6	-21.4	1.0	-1.2
Knee Implants	367	523	-29.9	-28.8	-	-1.1
Hip Implants	249	308	-19.2	-17.9	-	-1.3
Other Reconstruction(iii)	33	30	11.1	-23.1	36.0	-1.8
Trauma	212	237	-10.6	-9.1	-	-1.5

Sports Medicine & ENT	575	747	-23.1	-21.6	-	-1.5
Sports Medicine Joint Repair	301	382	-21.3	-19.8	0.1	-1.6
Arthroscopic Enabling Technologies	223	290	-23.3	-21.7	-	-1.6
ENT (Ear, Nose and Throat)	51	75	-31.3	-30.3	-	-1.0

Advanced Wound Management	599	640	-6.4	-11.1	6.5	-1.8
Advanced Wound Care	302	347	-13.0	-10.7	-	-2.3
Advanced Wound Bioactives	192	178	7.9	-14.2	22.3	-0.2
Advanced Wound Devices	105	115	-8.4	-6.7	0.5	-2.2

Total	2,035	2,485	-18.1	-18.7	2.0	-1.4

Consolidated revenue by geography
US	1,021	1,203	-15.1	-18.6	3.5	-
Other Established Markets(iv)	653	817	-20.1	-18.5	0.4	-2.0
Total Established Markets	1,674	2,020	-17.1	-18.6	2.3	-0.8
Emerging Markets	361	465	-22.4	-19.1	1.1	-4.4
Total	2,035	2,485	-18.1	-18.7	2.0	-1.4

(i)	Included within the half year 2019 analysis is a reclassification of $6 million of revenue formerly included in the Advanced Wound Care franchise of which $5 million is now included in the Advanced Wound Bioactives franchise and $1 million in the Advanced Wound Devices franchise in order to present consistent analysis to the half year 2020 results. There has been no change in total revenue for the half year ended 29 June 2019
(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2020 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 27 June 2020

		Half year	Half year
		2020	2019
	Notes	$m	$m
Revenue	2	2,035	2,485
Cost of goods sold		(646)	(648)
Gross profit		1,389	1,837
Selling, general and administrative expenses		(1,246)	(1,279)
Research and development expenses		(148)	(139)
Operating (loss)/profit	2	(5)	419
Interest income		3	5
Interest expense		(24)	(30)
Other finance costs		(5)	(8)
Share of results of associates		(3)	(3)
(Loss)/profit before taxation		(34)	383
Taxation	3	134	(74)
Attributable profitA		100	309
Earnings per shareA
Basic		11.5¢	35.3¢
Diluted		11.4¢	35.2¢

Unaudited Group Statement of Comprehensive Income for the Half Year ended 27 June 2020

	Half year	Half year
	2020	2019
	$m	$m
Attributable profitA	100	309
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	17	-
Taxation on other comprehensive income	(5)	-
Total items that will not be reclassified to income statement	12	-

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(85)	(5)
Net losses on cash flow hedges	(4)	(13)
Taxation on other comprehensive income	1	1
Total items that may be reclassified subsequently to income statement	(88)	(17)
Other comprehensive loss for the period, net of taxation	(76)	(17)
Total comprehensive income for the periodA	24	292

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 27 June 2020

		27 June	31 December	29 June
		2020	2019	2019
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,353	1,323	1,226
Goodwill		2,852	2,789	2,751
Intangible assets		1,546	1,567	1,640
Investments		10	7	9
Investment in associates		96	103	100
Other non-current assets		30	35	33
Retirement benefit assets		129	106	104
Deferred tax assets		224	150	134
		6,240	6,080	5,997
Current assets
Inventories		1,721	1,614	1,532
Trade and other receivablesB		1,231	1,328	1,280
Cash at bank	6	347	277	137
		3,299	3,219	2,949
TOTAL ASSETS		9,539	9,299	8,946

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177	177
Share premium		611	610	609
Capital redemption reserve		18	18	18
Treasury shares		(177)	(189)	(204)
Other reserves		(412)	(324)	(357)
Retained earnings		4,743	4,849	4,709
Total equity		4,960	5,141	4,952

Non-current liabilities
Long-term borrowings and lease liabilities	6	2,476	1,975	1,980
Retirement benefit obligations		149	136	124
Other payables		105	102	116
Provisions		170	214	143
Deferred tax liabilities		163	167	157
		3,063	2,594	2,520

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	163	72	199
Trade and other payables		875	1,046	906
Provisions		236	203	138
Current tax payable		242	243	231
		1,516	1,564	1,474
Total liabilities		4,579	4,158	3,994
TOTAL EQUITY AND LIABILITIES		9,539	9,299	8,946

B	Trade and other receivables includes a current tax receivable of $100 million (31 December 2019: $21 million, 29 June 2019: $nil).

Unaudited Condensed Group Cash Flow Statement for the Half Year ended 27 June 2020

	Half year	Half year
	2020	2019
	$m	$m
Cash flows from operating activities
(Loss)/profit before taxation	(34)	383
Net interest expense	21	25
Depreciation, amortisation and impairment	271	248
Share of results of associates	3	3
Share-based payments expense (equity settled)	15	17
Net movement in post-retirement obligations	2	(5)
Movement in working capital and provisions	(153)	(128)
Cash generated from operations	125	543
Net interest and finance costs paid	(21)	(24)
Income taxes paid	(31)	(68)
Net cash inflow from operating activities	73	451

Cash flows from investing activities
Acquisitions, net of cash acquired	(139)	(837)
Capital expenditure	(188)	(153)
Net (purchase)/proceeds from sale of investments	(3)	23
Distribution from associate	4	2
Net cash used in investing activities	(326)	(965)
Net cash outflow before financing activities	(253)	(514)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	1	1
Proceeds from own shares	2	2
Purchase of own shares	(16)	(43)
Equity dividends paid	(202)	(192)
Payment of capital element of lease liabilities	(24)	(23)
Cash movements in borrowings	561	559
Settlement of currency swaps	3	(1)
Net cash from financing activities	325	303

Net increase/(decrease) in cash and cash equivalents	72	(211)
Cash and cash equivalents at beginning of year	257	333
Exchange adjustments	(3)	-
Cash and cash equivalents at end of periodC	326	122

C	Cash and cash equivalents at the end of the period are net of overdrafts of $21 million (29 June 2019: $15 million).

Unaudited Group Statement of Changes in Equity for the Half Year ended 27 June 2020

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2020	177	610	18	(189)	(324)	4,849	5,141
Attributable profitA	-	-	-	-	-	100	100
Other comprehensive expenseA	-	-	-	-	(88)	12	(76)
Equity dividends paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	15	15
Taxation on share-based payments	-	-	-	-	-	(5)	(5)
Purchase of own sharesD	-	-	-	(16)	-	-	(16)
Cost of shares transferred to beneficiaries	-	-	-	17	-	(15)	2
Cancellation of treasury sharesD	-	-	-	11	-	(11)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 27 June 2020	177	611	18	(177)	(412)	4,743	4,960

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2019	177	608	18	(214)	(340)	4,625	4,874
Attributable profitA	-	-	-	-	-	309	309
Other comprehensive expenseA	-	-	-	-	(17)	-	(17)
Equity dividends paid	-	-	-	-	-	(192)	(192)
Share-based payments recognised	-	-	-	-	-	17	17
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesD	-	-	-	(43)	-	-	(43)
Cost of shares transferred to beneficiaries	-	-	-	19	-	(17)	2
Cancellation of treasury sharesD	-	-	-	34	-	(34)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 29 June 2019	177	609	18	(204)	(357)	4,709	4,952

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

D	During the half year ended 27 June 2020, a total of 0.6 million ordinary shares were purchased at a cost of $16 million and 0.6 million ordinary shares were cancelled (2019: 2.1 million ordinary shares were purchased at a cost of $43 million and 2.1 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting as adopted by the European Union (‘EU’) and IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The financial information herein has been prepared on the basis of the accounting policies as set out in the annual accounts of the Group for the year ended 31 December 2019. A number of new standards are effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements.

The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. The Group also prepares its annual accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the recent COVID-19 pandemic has been considered as part of the Group’s adoption of the going concern basis in these Interim Financial Statements. The Directors have prepared cash flow scenarios for the 12 month period from the date of approval of these Interim Financial Statements.

The Group’s net debt, excluding lease liabilities, at 27 June 2020 was $2,090 million (see Note 6) with access to committed facilities of $3.4 billion. The Group has no debt maturities in 2020 and $265 million of private placement debt is due for repayment in 2021. $1,550 million of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID-19 on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a second wave of restrictions on elective procedures. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2019. The principal risks and uncertainties continue to be: business continuity and business change; supply; cybersecurity; quality and regulatory; new product innovation, design and development including intellectual property; talent management; pricing and reimbursement; mergers and acquisitions; legal and compliance risks; commercial execution; political and economic; and finance. Further detail on these risks can be found in the 2019 Annual Report of the Group on pages 42-48.

Management has not identified a new principal risk for COVID-19, particularly because the business continuity and change risk includes a risk for widespread outbreaks of infectious diseases. In addition, management coordinated its response to COVID-19 through a Crisis Management Team that was convened within the existing business continuity and incident management framework. Management also noted that COVID-19 is changing the nature, likelihood and potential impact of other principal risks. Examples of these changes include, but are not limited to: government restrictions on exports during a pandemic increase supply risk; increased levels of remote working may increase cybersecurity risk; financial pressure on governments and hospitals caused by COVID-19 increases the likelihood of pricing and reimbursement risk; restrictions on elective surgery increase commercial execution risk; and declining revenue increases finance risk.

The risks associated with the current uncertainty around global trade and the UK’s decision to leave the European Union are included under the political and economic risk. The Group has prepared for various scenarios and the Directors do not believe the UK’s decision to leave the EU will have a significant impact on the Group’s long-term ability to conduct business into and out of the EU or UK. Like many other companies we have planned for the impact of a range of eventualities, particularly in continuity assessment and how our products will continue to be appropriately registered for trade around the EU.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2019. The Group’s statutory financial statements for the year ended 31 December 2019 have been delivered to the Registrar of Companies.

New accounting standards effective 2020

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which required the most use of management’s estimation in the half year ended 27 June 2020 were: valuation of inventories; impairment; taxation; and liability provisions. These are consistent with 31 December 2019 except for business combinations which was not a critical estimate in the half year ended 27 June 2020 as there were no significant acquisitions in the period. There has been no change in the methodology of applying these critical estimates since the year ended 31 December 2019.

Management have considered the following in light of COVID-19:

Impairment: Non-current assets

Management have assessed the non-current assets held by the Group at 27 June 2020 to identify any indicators of impairment as a result of COVID-19. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. No material impairments were identified as a result of the impairment reviews and sensitivity analyses undertaken.

Trade receivables

Management have assessed the impact of COVID-19 on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID-19 pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. In some instances, it was not possible to incorporate the specific effects of COVID-19 and macroeconomic factors on a reasonable and supportable basis. Where the effects of COVID-19 could not be reflected in expected credit loss models, further adjustments to the models were considered. These adjustments were based on the most recent information on the expected recoverability of trade receivable balances. The Group’s expected credit loss allowance increased from $59 million at 31 December 2019 to $70 million at 27 June 2020.

Valuation of inventories

Management have assessed the impact of COVID-19 on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Where possible, management have taken steps to reduce manufacturing output and inventory levels. Management have not changed their methodology for calculating the provision since 31 December 2019, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of decreased sales demand and increased inventory levels, of which COVID-19 was a significant contributing factor, the provision has increased from $308 million at 31 December 2019 to $354 million at 27 June 2020. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $354 million at 27 June 2020.

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

The Executive Committee (‘ExCo’), comprises the Chief Financial Officer (‘CFO’), three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2020	2019
	$m	$m
Segment revenue
Orthopaedics	861	1,098
Sports Medicine & ENT	575	747
Advanced Wound Management	599	640
Revenue from external customers	2,035	2,485

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	Half year	Half year
	2020	2019 (E)
	$m	$m
Knee Implants	367	523
Hip Implants	249	308
Other Reconstruction	33	30
Trauma	212	237
Orthopaedics	861	1,098
Sports Medicine Joint Repair	301	382
Arthroscopic Enabling Technologies	223	290
ENT (Ear, Nose & Throat)	51	75
Sports Medicine & ENT	575	747
Advanced Wound Care	302	347
Advanced Wound Bioactives	192	178
Advanced Wound Devices	105	115
Advanced Wound Management	599	640
Total	2,035	2,485

E

Included within the half year 2019 analysis is a reclassification of $6 million of revenue formerly included in the Advanced Wound Care franchise of which $5 million is now included in the Advanced Wound Bioactives franchise and $1 million in the Advanced Wound Devices franchise in order to present consistent analysis to the half year 2020 results. There has been no change in total revenue for the half year ended 29 June 2019.

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2020			Half year 2019
	Established Markets (F)	Emerging Markets	Total	Established Markets (F)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,144	292	1,436	1,468	377	1,845
Advanced Wound Management	530	69	599	552	88	640
Total	1,674	361	2,035	2,020	465	2,485

F	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,021 million (2019: $1,203 million), China revenue for the half year was $140 million (2019: $165 million) and UK revenue for the half year was $75 million (2019: $101 million).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2020	2019
	$m	$m
Segment profit
Orthopaedics	120	330
Sports Medicine & ENT	107	224
Advanced Wound Management	107	156
Segment trading profit	334	710
Corporate costs	(162)	(178)
Group trading profit	172	532
Acquisition and disposal related items	(5)	(8)
Restructuring and rationalisation expenses	(56)	(48)
Amortisation and impairment of acquisition intangibles	(83)	(61)
Legal and other	(33)	4
Group operating (loss)/profit	(5)	419

Acquisition and disposal related items:

For the half year ended 27 June 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions. For the half year ended 29 June 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf and Brainlab OJR.

Restructuring and rationalisation costs:

For the half year ended 27 June 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme. For the half year ended 29 June 2019 costs relate to the APEX programme.

Amortisation and impairment of acquisition intangibles:

For both the half years ended 27 June 2020 and 29 June 2019, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other:

For the half year ended 27 June 2020 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations (MDR) that will apply from May 2021.

For the half year ended 29 June 2019 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of MDR. These charges were offset by a credit of $45 million relating to insurance recoveries for ongoing metal-on-metal hip claims.

3.    Taxation

Tax rate

Our reported tax for the period ended 27 June 2020 was a credit of $134 million, predominantly due to the successful outcome of our UK tax litigation – see below (H1 2019 reported tax charge: $74 million).

UK tax litigation

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HM Revenue and Customs (HMRC) relating to the UK tax deductibility of historical foreign exchange losses totalling £675 million. The decision of the First Tier Tribunal upheld the Group’s appeal. HMRC’s subsequent appeal was heard by the Upper Tribunal in June 2018 which upheld the decision of the First Tier Tribunal. HMRC was granted leave to appeal in the Court of Appeal, which was heard in October 2019 and (following adjournment) in January 2020. In March 2020, the Court of Appeal published its decision again upholding the Group’s position. In June 2020, the Group received confirmation that HMRC will not appeal to the Supreme Court, making the Group’s right to the deductions conclusive.

As a result a $122 million benefit for these deductions has been recognised in the Group’s Interim Financial Statements (no tax benefit for these losses was recognised in previous periods), within current tax, and within deferred tax to the extent that losses not yet utilised are reasonably expected to be realised in the future. The Group expects to receive a cash tax refund of approximately $102 million, including accrued interest, in respect of tax previously overpaid during the third quarter of 2020.

There is an unrecognised deferred tax credit of $59 million in relation to losses arising from the decision which are not considered to have a realistically foreseeable potential to be utilised at the current time.

EU state aid

A factor that may have a future effect on our tax charge is the decision by the European Commission (EC), published in its Official Journal in August 2019, that certain aspects of the UK CFC financing exemption rules between 2013 and 2018 constituted illegal State Aid. The UK government and many potentially affected taxpayers, including Smith+Nephew, have applied to the European Court of Justice (ECJ) for annulment of the decision of the EC.

HMRC is under a legal obligation to collect potentially underpaid tax ahead of the determination of the appeals by the ECJ and has requested certain information and facts from affected taxpayers in order to determine the possible quantum of State Aid (and resulting corporation tax), in respect of which we are currently in correspondence, in the event that the application to annul the EC decision is unsuccessful. If the EC decision were ultimately to be upheld on generic technical legislative grounds, subject to relief based on company-specific facts and circumstances and other technical interpretation, we calculate our maximum potential liability as at 27 June 2020 to be approximately $140 million (this differs from the $150 million in the Group’s 2019 Annual Report due to foreign exchange movements).

Based on current information, we do not consider it can reasonably be concluded that it is more likely than not that any liability would arise which would increase our tax charge, or that any such additional liability could be quantified with sufficient accuracy, in order to recognise a provision in respect of this matter at the present time.

4.    Dividends

The 2019 final dividend totalling $202 million was paid on 6 May 2020. The 2020 interim dividend of 14.4 US cents per ordinary share was approved by the Board on 28 July 2020. This dividend is payable on 28 October 2020 to shareholders whose names appear on the register at the close of business on 2 October 2020. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 12 October 2020. Shareholders may participate in the dividend re-investment plan and elections must be made by 12 October 2020.

5.    Acquisitions

Half year ended 27 June 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (“Tusker”), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140 million and the provisional fair value of consideration is $139 million and includes $6 million of deferred consideration and $35 million of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes.

The provisional fair value of assets acquired and liabilities assumed are set out below:

Tusker
$m
Intangible assets - Product-related	53
Property, plant & equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax assets	5
Net assets	56
Goodwill	83
Consideration (net of $nil cash acquired)	139

The cash outflow from acquisitions of $139 million for the half year ended 29 June 2020 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

The carrying value of goodwill increased from $2,789 million at 31 December 2019 to $2,852 million at 27 June 2020. Acquisitions in the half year 27 June 2020 increased goodwill by $83 million, this was partially offset by adjustments to the Osiris opening balance sheet of $3 million (as outlined below) and foreign exchange movements of $17 million.

For the half year ended 27 June 2020, the contribution to revenue and profit from Tusker was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would also have been immaterial.

Year ended 31 December 2019

The Group acquired five medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the year ended 31 December 2019. The acquisition accounting for these business combinations was completed in 2020 with no adjustments to the provisional fair value disclosed in the Group’s 2019 Annual Report other than in relation to the Osiris Therapeutics, Inc. acquisition as outlined below.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (“Ceterix”), a developer of a meniscus repair system. The acquisition supports the Company's strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105 million has a fair value of $96 million, which includes deferred consideration of $5 million and contingent consideration of $47 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55 million. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (“Osiris”), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously adequately addressed in our portfolio. Cash consideration was $660 million with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business. During the half year ended 27 June 2020, adjustments were made to the fair value of the provisions, net deferred tax liability and trade and other payables. These adjustments were made during the one year measurement period in accordance with the requirements of IFRS 3. The net impact of these adjustments was $3 million and has been reflected in the fair value of goodwill, reducing it from $301 million to $298 million.

Also on 17 April 2019, the Group completed the acquisition of 85.5% of the share capital of Leaf Healthcare, Inc. (“Leaf”), a developer of the unique Leaf Patient Monitoring System for pressure injury prevention and patient mobility monitoring, which is highly complementary to the Group’s existing wound portfolio. This acquisition brings the Group’s total shareholding in Leaf to 100%. The Group’s existing holding of 14.5% of the share capital, with a carrying value of $6 million, was remeasured to fair value resulting in a $1 million gain which is included in selling, general and administrative expenses in the income statement. The maximum consideration payable of $75 million for 100% of the share capital has a fair value of $52 million, which includes deferred consideration of $4 million and contingent consideration of $12 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.0%. The maximum contingent consideration is $35 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating Leaf into the Group’s existing business.

On 31 May 2019, the Group completed the acquisition of the Brainlab Orthopaedic Joint Reconstruction business (“Brainlab OJR”). The acquisition supports the Group’s strategy to invest in best-in-class technologies that further its multi-asset digital surgery and robotic ecosystem. The maximum consideration payable of $108 million has a fair value of $107 million, which includes contingent consideration of $57 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $58 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating the orthopaedic joint reconstruction business into the Group’s existing business.

On 1 July 2019, the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (“Atracsys”), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42 million which includes $14 million of deferred consideration and $5 million of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $6 million. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys into the Group’s existing business.

The fair value of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$m	$m	$m	$m	$m
Intangible assets - Product-related	43	284	14	-	9
Intangible assets - Technology	-	-	-	75	-
Intangible assets - Customer-related	-	80	-	9	1
Property, plant & equipment	2	6	-	-	1
Investments	-	17	-	-	-
Other non-current assets	-	4	-	-	-
Inventory	2	9	1	-	1
Trade and other receivables	1	49	1	-	1
Trade and other payables	(4)	(34)	(1)	-	(1)
Provisions	-	(14)	-	-	-
Non-current liabilities	-	(7)	-	-	-
Net deferred tax asset/(liability)	1	(56)	1	-	(1)
Net assets	45	338	16	84	11
Goodwill	49	298	37	23	31
Consideration (net of cash acquiredG)	94	636	53	107	42

G	Cash acquired is as follows: Ceterix: $2 million; Osiris: $24 million, Leaf: $1 million; Brainlab OJR: $nil; and Atracsys: $nil.

The cash outflow from acquisitions of $837 million for the half year ended 29 June 2019 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

6.    Net debt

Net debt as at 27 June 2020 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	27 June	31 December	29 June
	2020	2019	2019
	$m	$m	$m
Cash at bank	347	277	137
Long-term borrowings	(2,328)	(1,851)	(1,862)
Bank overdrafts, borrowings and loans due within one year	(113)	(26)	(155)
Net currency swap asset	1	-	-
Net interest rate swap asset	3	-	-
Net debt	(2,090)	(1,600)	(1,880)
Non-current lease liabilities	(148)	(124)	(118)
Current lease liabilities	(50)	(46)	(44)
Net debt including lease liabilities	(2,288)	(1,770)	(2,042)
The movements in the period were as follows:
Opening net debt as at 1 January	(1,770)	(1,104)	(1,104)
Recognition of lease liability on transition to IFRS 16	-	(164)	(164)
Cash flow before financing activities	(253)	(83)	(514)
Non-cash additions to lease liabilities	(51)	(46)	(19)
Proceeds from issue of ordinary share capital	1	2	1
Proceeds from own shares	2	9	2
Purchase of own shares	(16)	(63)	(43)
Equity dividends paid	(202)	(318)	(192)
Exchange adjustments	1	(3)	(9)
Net debt including lease liabilities	(2,288)	(1,770)	(2,042)

The Group has no debt repayments due in 2020 and $265 million of private placement debt is due for repayment in 2021.

In December 2019 the Group signed a new senior notes agreement totalling $550 million, which was drawn down in June 2020. The senior notes are due to mature between 2027 and 2032. Part of the Group’s net investment in its Euro subsidiaries is hedged by €757 million ($850 million equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. €492 million ($552 million equivalent) of the total term loans have been extended from May 2021 to mature in May 2022.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	27 June	31 December	29 June	27 June	31 December	29 June
	2020	2019	2019	2020	2019	2019	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	20	25	18	20	25	18	Level 2
Investments	10	7	9	10	7	9	Level 3
Contingent consideration receivable	36	39	36	36	39	36	Level 3
Currency swaps	1	1	-	1	1	-	Level 2
Interest rate swaps	3	-	-	3	-	-	Level 2
	70	72	63	70	72	63
Financial assets not measured at fair value
Trade and other receivables	997	1,184	1,167
Cash at bank	347	277	137
	1,344	1,461	1,304
Total financial assets	1,414	1,533	1,367

Financial liabilities at fair value
Acquisition consideration	(133)	(141)	(134)	(133)	(141)	(134)	Level 3
Forward foreign exchange contracts	(20)	(22)	(21)	(20)	(22)	(21)	Level 2
Currency swaps	-	(1)	-	-	(1)	-	Level 2
	(153)	(164)	(155)	(153)	(164)	(155)
Financial liabilities not measured at fair value
Acquisition consideration	(45)	(40)	(36)
Bank overdrafts	(21)	(20)	(15)
Bank loans	(867)	(857)	(877)
Private placement debt in a hedge relationship	(123)	(120)	(200)
Private placement debt not in a hedge relationship	(1,430)	(880)	(925)
Trade and other payables	(782)	(944)	(831)
	(3,268)	(2,861)	(2,884)
Total financial liabilities	(3,421)	(3,025)	(3,039)

There were no transfers between Levels 1, 2 and 3 during the half year ended 27 June 2020 and the year ended 31 December 2019. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. The fair values of long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 27 June 2020 and the year ended 31 December 2019 for financial instruments measured using Level 3 valuation methods are presented below:

	27 June	31 December
	2020	2019
	$m	$m
Investments
At 1 January	7	34
Acquisitions	-	17
Additions	3	1
Fair value remeasurement	-	12
Distributions received	-	(2)
Disposals	-	(46)
Transfers	-	(9)
	10	7

Contingent consideration receivable
At 1 January	39	-
Arising on acquisitions	-	22
Arising on disposals	-	17
Transfers	(2)	-
Receipts	(1)	-
	36	39

Acquisition consideration liability
At 1 January	(141)	(99)
Arising on acquisitions	(34)	(103)
Payments	39	51
Transfers	1	13
Discount unwind	2	(3)
	(133)	(141)

7b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have decreased since 31 December 2019 by 30bps to 1.6% and 60bps to 2.6% respectively. This remeasurment loss was more than offset by a remeasurement gain from an increase in asset performances.

8.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2020	2019	2019
Average rates
Sterling	1.26	1.28	1.29
Euro	1.10	1.12	1.13
Swiss Franc	1.03	1.01	1.00
Period-end rates
Sterling	1.24	1.32	1.27
Euro	1.12	1.12	1.14
Swiss Franc	1.05	1.04	1.03

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted by the European Union and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

Changes in the Board of Directors of Smith & Nephew plc to those listed in the Smith & Nephew plc 2019 Annual Report include: the resignation of Graham Baker as Chief Financial Officer and Executive Director with effect from 9 April 2020 and the appointment of Anne-Francoise Nesmes to that position on 27 July 2020. Rick Medlock and Bob White were also appointed to the Board of Smith & Nephew plc on 9 April 2020 and 1 May 2020 respectively.

By order of the Board:

Roberto Quarta	Chair	29 July 2020
Roland Diggelmann	Chief Executive Officer	29 July 2020

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed consolidated set of financial statements in the interim financial report for the period ended 27 June 2020 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 27 June 2020 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. As explained in the accounting policies set out in the annual financial statements of the Group, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, also applies IFRS as issued by the International Accounting Standards Board (IASB) for its annual financial statements of the Group.

The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted by the EU, and in addition to complying with its legal obligation to do so, has also applied IAS 34 as issued by the IASB to them.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Zulfikar Walji

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

29 July 2020

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2020	2019	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	861	1,098	-21.6	-21.4	1.0	-1.2
Sports Medicine & ENT	575	747	-23.1	-21.6	-	-1.5
Advanced Wound Management	599	640	-6.4	-11.1	6.5	-1.8
Revenue from external customers	2,035	2,485	-18.1	-18.7	2.0	-1.4

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contribution to fund defined benefit pension schemes that are closed to future accrual and IFRS 16 lease payments are also excluded from cash generated from operations when arriving at trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			(Loss)/profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	(loss)/profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2020 Reported	2,035	(5)	(34)	134	100	125	11.5
Acquisition and disposal related items	-	5	5	(1)	4	9	0.5
Restructuring and rationalisation costs	-	56	56	(12)	44	69	5.0
Amortisation and impairment of acquisition intangibles	-	83	83	(19)	64	-	7.3
Legal and other[7]	-	33	31	(4)	27	34	3.1
UK tax litigation	-	-	-	(122)	(122)	-	(14.0)
Lease liability payments	-	-	-	-	-	(24)	-
Capital expenditure	-	-	-	-	-	(188)	-
Half Year 2020 Adjusted	2,035	172	141	(24)	117	25	13.4

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2019 Reported	2,485	419	383	(74)	309	543	35.3
Acquisition and disposal related items	-	8	8	(2)	6	11	0.7
Restructuring and rationalisation costs	-	48	48	(9)	39	59	4.5
Amortisation and impairment of acquisition intangibles	-	61	61	(14)	47	-	5.4
Legal and other[7]	-	(4)	(2)	1	(1)	(32)	(0.1)
Lease liability payments	-	-	-	-	-	(23)	-
Capital expenditure	-	-	-	-	-	(153)	-
Half Year 2019 Adjusted	2,485	532	498	(98)	400	405	45.8

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the half year ended 27 June 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions. For the half year ended 29 June 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf and Brainlab OJR.

Restructuring and rationalisation costs: For the half year ended 27 June 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme. For the half year ended 29 June 2019 costs relate to the APEX programme.

Amortisation and impairment of acquisition intangibles: For both the half years ended 27 June 2020 and 29 June 2019, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half year ended 27 June 2020 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations (MDR) that will apply from May 2021.

For the half year ended 29 June 2019 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of MDR. These charges were offset by a credit of $45 million relating to insurance recoveries for ongoing metal-on-metal hip claims. Trading cash flow additionally excludes $6 million of cash funding to closed defined benefit pension schemes and a $35 million receipt (held as a receivable as at 31 December 2018) relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

UK tax litigation: For the half year ended 27 June 2020 the tax credit includes $122 million in respect of recovered and recoverable losses in relation to UK tax litigation as detailed in Note 3 to the Interim Financial Statements.